Exhibit 12


                  THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

               Computation of Ratios of Earnings to Fixed Charges
                          (in thousands, except ratios)


                                               Nine Months Ended September 30
                                               ------------------------------
                                                    1996         1997
                                                    ----         ----

Net Earnings from Continuing Operations           $ 60,308     $ 68,795
  Add back:
    Fixed charges                                   84,133       91,710
    Amortization of previously capitalized
     interest (1)                                    1,472        1,487
    Distributions in excess of equity in net
     income of 25% owned Joint Venture                 122

  Deduct:
    Capitalized interest (1)                        (6,112)     (10,649)
                                                  --------     --------
      Earnings Available for Fixed Charges        $139,923     $151,343
                                                  ========     ========

Fixed Charges
  Mortgage notes and other                        $ 52,714     $ 54,002
  Capitalized interest                               3,602        6,798
  Interest portion of rent expense                   3,746        5,595
  Proportionate share of Joint Ventures'
   fixed charges                                    24,071       25,315
                                                  --------     --------
    Total Fixed Charges                           $ 84,133     $ 91,710
                                                  ========     ========

Ratio of earnings to fixed charges                     1.7          1.7



-----------------
(1) Amounts   include  TRG's  pro  rata  share  of   capitalized   interest  and
    amortization of previously capitalized interest of the Joint Ventures.